Exhibit 99.1

Rich Sparkle Holdings Limited Announces Unaudited Financial Results For The Six Months Ended March 31, 2025

Hong Kong, Sept. 30, 2025 (GLOBE NEWSWIRE) — Rich Sparkle Holdings Limited (“we”, “ANPA” or the “Company”) (Nasdaq: ANPA) is a company with limited liability incorporated under the laws of the British Virgin Islands (“BVI”) with no material operations of its own. The Company conduct its operations as a professional specialist in the provision of financial printing services such as printing, typesetting and translation, advisory services including Environmental, Social and Governance (“ESG”) and internal control reporting services and other services including standalone annual general meeting and extraordinary general meeting supporting service and other standalone services, through ANPA Financial Services Group Limited (“ANPA (HK)”), its sole operating subsidiary in Hong Kong.

The Company today announced its unaudited financial results for the six months ended March 31, 2025.

First Half of 2024/25 Financial and Operating Highlights

●	Total revenue decreased by 2.9% from US$1,793,702 to US$1,741,985

●	Gross profit increased by 8.7% from US$581,629 to US$632,059

●	Net loss and total comprehensive loss increased by 70.0% from US$152,898 to US$259,984

Mr. Ka Wo, NG, Director and Chairman of the Company, commented, “Founded in 2016, we are a financial printing and corporate services provider which specializes in designing and printing high quality financial materials in Hong Kong. We are dedicated to providing exceptional service, setting benchmarks for reliability and convenience, and pride ourselves on our ability to deliver tailored solutions that cater to the unique needs of each client.”

“We are also proud to announce that the Company has listed its shares on the Nasdaq Capital Market on July 9, 2025 and the shares of the Company are now trading on the Nasdaq under ticker “ANPA.” We believe the listing on Nasdaq is an important milestone for the Company. We will actively explore options for the Company to grow further and create value for our shareholders” concluded Mr. Ng.

FINANCIAL RESULTS

Revenue

Revenue decreased by 2.9% from US$1,793,702 for the six months ended March 31, 2024 to US$1,741,985 for the six months ended March 31, 2025. The decrease was primarily due to the decrease of financial printing services of US$578,520 and the decrease of advisory services of US$44,903, which was partially offset by the increase of other services of US$571,706.

For the six months ended March 31, 2025 and 2024, all of the revenue was from clients in Hong Kong.

Cost of services

During the six months ended March 31, 2025 and 2024, the Company’s cost of services was mainly comprised of staff costs, subcontracting fee, printing costs and other job-specific expenses. The Company incurred cost of services of US$1,109,926 for the six months ended March 31, 2025, compared to US$1,212,073 for the six months ended March 31, 2024, a decrease of US$102,147, or 8.4%. The decrease was generally in line with the decrease in revenue from financial printing services and advisory services. The decrease in printing costs and subcontracting fee were resulted from the reliance more on the internal resources.

The Company paid subcontracting fee for (i) translation services handled by professional linguists who ensure accuracy and cultural relevance, (ii) ESG and internal control services support, and (iii) client relationship maintenance support.

Gross profit and gross profit margin

The total gross profit was US$632,059 and US$581,629 for the six months ended March 31, 2025 and 2024, respectively. The overall gross profit margins were 36.3% and 32.4% for the six months ended March 31, 2025 and 2024, respectively. The total gross profit increased during the six months ended March 31, 2025, due to the increase of salary level and number of the staff to maintain our financial printing services and the reliance on our internal resources which resulting to the decrease in subcontracting fee from the six months ended March 31, 2025.

Selling, General and Administrative expenses

Selling, general and administrative expenses (“SG&A”) mainly consist of administrative staff cost, depreciation of property, plant and equipment and right-of-use assets, property related expenses, legal and professional fees and other miscellaneous administrative expenses. The SG&A was US$905,329 and US$732,276 for the six months ended March 31, 2025 and 2024, respectively, or 52.0% and 40.8% of the total revenue for the corresponding periods. The increase was mainly due to the increase in the staff costs, property related expenses and miscellaneous expenses.

Expected credit losses

The expected credit losses were US$nil and US$30,633 for the six months ended March 31, 2025 and 2024, respectively.

The decrease in current expected credit losses by US$30,633 or 100%, for the six months ended March 31, 2025, compared to the six months ended March 31, 2024, was primarily attributable to the decrease of long outstanding accounts receivable as at March 31, 2025.

Other Expense, Net

The other expense was expense of US$31,682 and of US$3,312 for the six months ended March 31, 2025 and 2024, respectively.

An increase in other expense by US$28,370 or 856.6%, for the six months ended March 31, 2025, compared to the six months ended March 31, 2024, was primarily attributable to the increase of interest expense on lease liabilities of US$25,188 due to lease modification of its principal executive office during the second half of the year ended September 30, 2024..

Income Tax Expenses

The Company and its wholly owned subsidiary, Lore Heaven Holdings Limited (“Lore”), were incorporated in the BVI. Pursuant to the current rules and regulations, the BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the BVI.

The indirectly wholly-owned subsidiary, ANPA (HK), is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$257,143), and 16.5% on any part of assessable profits over HK$2,000,000 (US$257,143). For the six months ended March 31, 2025 and 2024, ANPA (HK) did not have any assessable profits in Hong Kong and no provision for paying the Hong Kong profits tax has been made accordingly.

The Company had income tax benefit of US$48,167 for the six months ended March 31, 2025, compared to US$30,458 for the six months ended March 31, 2024, an increase of US$17,709, or 58.1%, mainly due to the increase in loss before taxation. The Company’s effective tax rate was approximately 16.5% for the six months ended March 31, 2025 and approximately 16.5% for the six months ended March 31, 2024.

Net loss

As a result of the foregoing, the net loss for the six months ended March 31, 2025 and 2024 was US$256,785 and US$154,134, respectively.

About Rich Sparkle Holdings Limited

Founded in 2016, the Company is a financial printing and corporate services provider which specializes in designing and printing high quality financial print materials in Hong Kong. The Company’s service portfolio covers a myriad of deliverables, mainly including listing documents, financial reports, fund documents, circulars and announcements. The Company offers to its customers a wide range of convenient and quality financial printing services, from typesetting, proofreading, translation, design and printing. In addition, the Company also offered advisory services which could cater for its customers’ different requirements, such as conducting internal control assessment and environmental, social and governance (“ESG”) performance evaluation as well as other services including provision of co-working space at its leased office located at Portion 2, 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong, for its customers mainly to conduct meetings and conferences.

For more information, please visit the Company’s website: http://www.anpa.com.hk/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s announcement and other filings with the SEC.

For more information, please contact:

Rich Sparkle Holdings Limited

Email: anpa.info@anpa.com.hk

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